Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	2 April 2013

Non-Executive Director changes

The Board of Sims Metal Management Limited (the “Company”) announced today that, following receipt of a nomination from Mitsui & Co., Ltd, Mr Tamotsu Sato has been appointed a Non-Independent Non-Executive Director of the Company and will replace Mr Makoto Paul Sukagawa, who has retired, effective 1 April 2013. In accordance with the Company’s constitution, Mr Sato will stand for election at the Company’s 2013 Annual General Meeting.

The Chairman, Mr Geoff Brunsdon, said “The Board would like to welcome Mr Tamotsu (Tom) Sato to the Board. Tom has held various positions within Mitsui including Executive Director of Mitsui Coal Holdings (2002-2004), Senior Vice President of Mitsui Singapore (2006-2009) and, most recently, since May 2009, President & CEO of Mitsui Raw Materials Development based in New York. In his most recent role, Tom has had considerable interaction with Sims management and comes highly regarded. I am confident that he will be a significant contributor on the Board.”

Mr Brunsdon went on to say “I would also like to acknowledge the contribution made by Paul Sukagawa during the more than three years he has been a Non-Executive Director. Paul has helped build a positive and trusting relationship with our largest shareholder Mitsui, and has provided thoughtful and wise insights to Board deliberations. On behalf of the Board and shareholders I would like to thank Paul for his contribution and wish him well in the future.”

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88% of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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